

June 3, 2014

<u>Via E-mail</u>
Mr. C. David Cone
Chief Financial Officer
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, Arizona 85251

      RE: Taylor Morrison Home Corporation
               Form 10-K for the Year Ended December 31, 2013
               Filed February 24, 2014
               File No. 1-35873

Dear Mr. Cone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated and Combined Balance Sheets, page 80

1.   In future filings, please revise your presentation of stockholders' equity on the face of the balance sheet to separately disclose total stockholders' equity attributable to Taylor Morrison Home Corporation and your non-controlling interests. You should then present an aggregate total of all shareholders' equity. Please also revise your consolidated and combined statements of stockholders' equity accordingly. Refer to FASB ASC 810-10-45-16, ASC 810-10-55-4I, ASC 810-10-50-1A(c) and ASC 810-10-55-4L.

Consolidated and Combined Statements of Operations, page 81

2.   You present a line item titled income before non-controlling interests, net of tax before your presentation of net income. In future filings, please revise your presentation to present the line items in the order of net income, non-controlling interests and then net income attributable to Taylor Morrison Home Corporation. Please also revise your consolidated and combined statements of comprehensive income and consolidated and

combined statements of cash flows to begin with net income rather than income before non-controlling interests, net of tax. Refer to ASC 810-10-50-1A, ASC 810-10-55-4J, ASC 810-10-55-4K, ASC 230-10-45-28 and ASC 230-10-55-13.

2. Summary of Significant Accounting Policies, page 85

Non-controlling Interests – Principal Equityholders, page 95

3. You have provided the activity in your non-controlling interest and former controlling interest net income (loss) amounts. Please provide the following:
   - Please provide us with a comprehensive explanation of each amount and how these amounts were calculated;
   - You have indicated that Post-IPO Non-controlling Interests – Principal Equityholders was $123,532. However, you also include this amount as Pre-IPO Principal Equityholders' non-controlling interest. Please confirm whether these amounts are Pre or Post-IPO and revise your disclosures accordingly; and
   - Your table indicates that Non-controlling Interests – Principal Equityholders was $49,579 for the year ended December 31, 2013. Based on the class B common stock ownership of your Principal Equityholders, please tell us how you determined that only $49,579 of your income before non-controlling interest, net of tax of $94,868 was attributable to your non-controlling interests – Principal Equityholders for the year ended December 31, 2013.

Earnings Per Common Share, page 98

4. In your calculation of net income available to TMHC – diluted, you have added back Pre-IPO Principal Equityholders' non-controlling interest of $123.5 million. Given that you had income before non-controlling interests, net of tax of $94.9 million for the year ended December 31, 2013, please tell us how you determined that it was appropriate to add back $123.5 million in calculating your diluted earnings per common share. Please also tell us how you calculated this Pre-IPO Principal Equityholders' non-controlling interest amount. Please cite the accounting literature used to support your conclusions.

3. Investments In Unconsolidated Entities, page 98

5. Given that you had equity in income of unconsolidated entities of $37.6 million for the year ended December 31, 2013, please tell us what consideration you gave to Rule 3-09 of Regulation S-X. Please provide us with your significance tests, if applicable. Otherwise, please confirm that none of your unconsolidated entities were significant at the 20% level pursuant to Rule 1-02(w) of Regulation S-X.

Change in Internal Controls, page 130

6. You indicate that there was no change in internal control over financial reporting during the year ended December 31, 2013 that has materially affected or is reasonably likely to

affect your internal control over financial reporting. In future filings please revise your disclosure to indicate that there were no changes in internal control over financial reporting during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) rather than during the corresponding year ended. Refer to Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

7.   You have replaced the word "report" with "annual report" in paragraphs 2, 3 and 4 of your certifications. In future filings, please revise your certifications to use the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief